Exhibit 99.1

Consent of Fasken Martineau DuMoulin LLP

We hereby consent to the reference to our name under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters” in the prospectus supplement dated October 8, 2026 (the “Prospectus Supplement”) of Electrovaya Inc., which forms part of the Registration Statement on Form F-10 (File No. 333-299298).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP

Fasken Martineau DuMoulin LLP

October 8, 2026